VIRILITECH INDUSTRIES, INC.
                          236 Broadway Ave., Suite 201
                               Brooklyn, NY 11211




April 15, 2003



Attention: Richard K. Wulff
United States Securities and Exchange Commission
Washington, DC 20549

Re:  Virilitech   Industries,   Inc.  Request  for  Withdrawal  of  Registration
     Statement on Form SB-2 (File No 333-89380) Filed on May 30, 2002

Dear Mr. Wulff:

Virilitech Industries, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 (File No.333-89380), together with all exhibits (the "Registration Statement") filed with the Commission on May 30, 2002, pursuant to Rule 477 under the Securities Act of 1933, as amended.

No securities were sold in connection with the offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective by the Commission.

The intent of the Registration Statement was to register 425,000 shares of the Company's Common Stock, par value $.0001 which had previously been issued to Selling Shareholders. The Company is no longer required to register these shares. Accordingly, the Company has filed this request for withdrawal of its Registration Statement on Form SB-2.

                                   Sincerely,

                           VIRILITECH INDUSTRIES, INC.



                               By: /s/ Bella Roth
                               -------------------
                               Bella Roth, Pres.